UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Marinus Pharmaceuticals, Inc.

(Name of Subject Company)

Marinus Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

56854Q200

(CUSIP Number of Class of Securities)

Scott Braunstein, M.D.

President and Chief Executive Officer

Marinus Pharmaceuticals, Inc.

5 Radnor Corporate Center, Suite 500

100 Matsonford Rd.

Radnor, Pennsylvania 19087

(484) 801-4670

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven J. Abrams, Esq. Stephen M. Nicolai, Esq. Hogan Lovells US LLP 1735 Market Street, 23rd Floor Philadelphia, Pennsylvania 19103 (267) 675-4600	Martha Manning Senior Vice President, General Counsel and Secretary Marinus Pharmaceuticals, Inc. 5 Radnor Corporate Center, Suite 500 100 Matsonford Rd. Radnor, Pennsylvania 19087 (484) 801-4670

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Marinus Pharmaceuticals, Inc., a Delaware corporation (“Marinus”) originally filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Amendment relates to the cash tender offer by Matador Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Immedica Pharma AB, a corporation organized and existing under the laws of Sweden (“Parent”), as disclosed in the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the SEC on January 8, 2025, pursuant to which Purchaser has offered to purchase all of the outstanding common stock, $0.001 par value per share, of Marinus (the “Shares”) for a purchase price of $0.55 per Share, in cash, subject to any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection immediately prior to the subsection beginning with the heading “Cautionary Statement Regarding Forward-Looking Statements,” as set forth below:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at midnight at the end of the day on February 6, 2025 (the “Expiration Time”). Broadridge Corporate Issuer Solutions, LLC, in its capacity as Depositary and paying agent for the Offer (the “Depositary”), has advised Parent and Purchaser that, as of the Expiration Time, a total of 37,287,732 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 67.5% of the Shares outstanding as of the Expiration Time.

As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition and all other conditions to the Offer were satisfied or waived. Immediately after the Expiration Time, Purchaser irrevocably accepted for payment all Shares tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance for payment of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by vote of the stockholders of Marinus. Parent and Purchaser expect to complete the acquisition of Marinus on February 11, 2025 by consummating the Merger pursuant to the Merger Agreement without a vote of Marinus’s stockholders in accordance with Section 251(h) of the DGCL. Immediately prior to the Effective Time, each Share (excluding any Shares held (i) immediately prior to the Effective Time by Marinus, Parent, Purchaser or any subsidiary of the foregoing and (ii) by any stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL) outstanding will be cancelled and converted into, and will thereafter represent only, the right to receive the Offer Price.

In connection with consummation of the Merger, the Shares will be delisted and will cease to trade on Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of Marinus’s reporting obligations under the Exchange Act as promptly as practicable.

On February 7, 2025, Parent issued a press release announcing the expiration and results of the Offer. A copy of the press release issued by Parent is filed as Exhibit (a)(5)(J) hereto and is incorporated by reference herein.”

Item 9. Exhibits

Item 9 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Description

(a)(5)(J)	Press Release issued by Immedica Pharma AB on February 7, 2025, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Marinus Pharmaceuticals, Inc.

Dated: February 7, 2025	By:	/s/ Scott Braunstein
Name: Scott Braunstein
Title: Chief Executive Officer